Suzanne Hayes Assistant Director Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gustav Mahlerlaan 350 1082 ME Amsterdam Mailing address: P.O. Box 12925 (IPC 16.A.50) 1100 AX Amsterdam The Netherlands

11 December 2012

Dear Ms Hayes,

RBS Holdings N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-14624

Thank you for your letter of 6 December 2012.

We are carefully considering your comments and expect to be able to provide you with our response by the end of January.

Yours sincerely,

/s/ P. van der Harst

P. van der Harst
Chief Financial Officer